Exhibit 11 - Statement re:  Computation of Earnings Per Share

                              Three Months Ended     Six Months Ended
                                    June 30,             June 30,
                              1997        1996       1997       1996
                              (dollars in millions, except per share data
                                        and shares in thousands)

Primary:

Average shares outstanding    74,799      74,402     74,762     74,269
Net effect of dilutive
  stock options - based on
  the treasury stock method
  using average market price     994         950        915        838
Total                         75,793      75,352     75,677     75,107

Net Income                    $ 46.3      $ 47.1     $ 73.9     $ 69.1
Dividend requirement on
  preferred stock                1.1         1.1        2.2        2.2
Net income applicable to
  common shares               $ 45.2      $ 46.0     $ 71.7     $ 66.9

Net income per common
  share:                      $ 0.60      $ 0.61     $ 0.95     $ 0.89

Fully Diluted:

Average common shares
  outstanding                 74,799      74,402     74,762     74,269
Net effect of dilutive
  stock options - based
  on the treasury stock
   method using the
  period-end market price,
  if higher than average
  market price                 1,135         952      1,069        922
Assumed conversion of 5%
  cumulative preferred
  stock                        3,319       3,320      3,320      3,320

Total                         79,253      78,674     79,151     78,511

Net income                    $ 46.3      $ 47.1     $ 73.9     $ 69.1

Net income per common share   $ 0.58      $ 0.60     $ 0.93     $ 0.88